

July 9, 2013

Via E-mail
Jeffrey J. Flood
President, Treasurer, Secretary and Director
Oak Ridge Micro-Energy, Inc.
3046 E. Brighton Place
Salt Lake City, Utah 84121

> **Re:** **Oak Ridge Micro-Energy, Inc.**
> **Amendment No. 5 to Form 8-K**
> **Filed June 24, 2013**
> **File No. 000-50032**
> **Amendment No. 1 to Form 10-KT for the Transition Period from**
> **June 30, 2012 to December 31, 2012**
> **Filed June 24, 2013**
> **File No. 000-50032**

Dear Mr. Flood:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment 5 to Form 8-K filed on June 24, 2013

-Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information, page 54

1. We note from pages 51 – 52 that you include pro forma adjustments and label these adjustments with footnotes (a) – (e). However, we are unable to locate these footnotes. Please revise your filing to include footnotes (a) – (e) that clearly explain the assumptions involved related to the pro forma adjustments.

2.   We note your responses to prior comments 9 and 10. However, we will defer our evaluation of your responses to these comments until you have included the footnotes to adjustments (a) – (e).

Amendment No. 1 to Form 10-K for the Transition Period from June 30, 2012 to December 31, 2012

Consolidated Financial Statements, page 25

Note 9. Change in Year End, page 39

3.   We note your response to prior comment 15 and that you removed the pro forma financial statements. Please explain to us why you are continuing to present the consolidated statement of operations for the twelve months ended December 31, 2012, which consists of the unaudited six months ended June 30, 2012 and six months ended December 31, 2012.

Exhibit 32

4.   We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the Form 10-K/A for the period ending December 31, 2011 rather than the period ending December 31, 2012. Please amend this filing to include the entire filing together with a currently signed and dated certification that references the appropriate period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 with any other questions.

                                                       Sincerely,

                                                       /s/ Tim Buchmiller for

                                                       Amanda Ravitz
                                                       Assistant Director

cc (via e-mail): Leonard Burningham, Esq.